30 9/23/03



03053497

SECURITIES [...]SION
W[...], D.C. 20549

OMB APPROVAL
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MAIL
RECEIVED
PROCESSING
SEP - 4 2003
WASH, D.C.
188
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~42750~~ 49986

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

21st Century Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Meadow Avenue
(No. and Street)

East Meadow	New York	11554
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mazziotti (516) 699-0215
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lawrence B. Goodman & Co. P.A.
(Name — if individual, state last, first, middle name)

32-16 Broadway	Fair Lawn	New Jersey	07410
(Address)	(City)	(State)	Zip Code

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Mazziotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 21st Century Financial Services, Inc., as of June 30, ~~19~~2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

VINCENT PETROSINI
NOTARY PUBLIC, STATE OF NY
NO. 4983038
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES JUNE 17, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

21ST CENTURY FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2003



LAWRENCE B. GOODMAN & CO., P.A. CERTIFIED PUBLIC ACCOUNTANTS

Lawrence B. Goodman, CPA*
Richard B. Klein
Catherine Marotta, CPA

David J. Goodman, CPA, MST*
William R. Lungren, CPA
Jacqueline M. Shamieh, CPA
*Certified in New Jersey and New York

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors of
21st Century Financial Services, Inc.
407 East Meadow Avenue
East Meadow, New York 11554

We have audited the accompanying statement of financial condition of 21st Century Financial Services, Inc., as of June 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 21st Century Financial Services, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Lawrence B. Goodman & Co. P.A.
Certified Public Accountants

Fair Lawn, New Jersey
July 17, 2003

32-16 Broadway • Fair Lawn, N.J. 07410 • Phone (201) 791-8300 • Fax (201) 791-5257
... Central Valley, N.Y. 10917 • Phone (845) 928-9025

21ST CENTURY FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Current Assets		
Cash and cash equivalents	$ 72,431	
Commissions receivable	134,147	
Prepaid expense	1,422	
Due from affiliate	42,373	
Total current assets		$250,373
Other Assets		
Investment	20,100	
Security deposit	25,515	
Total other assets		45,615
Total Assets		$295,988

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses		$140,490
Stockholders' Equity		
Capital stock	$ 73,000	
Paid-in capital	10,625	
Retained earnings	71,873	
Total stockholders' equity		155,498
Total Liabilities and Stockholders' Equity		$295,988

See accountant's opinion and notes to financial statements.

21ST CENTURY FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2003

Income		
Commission income	$2,095,319	
Interest	597	
Total income		$2,095,916
Operating Expenses		
Management fees	389,000	
Commissions	1,677,775	
Fees and licenses	14,194	
Total operating expenses		2,080,969
Operating income		14,947
Gain on sale of securities		3,660
Income before provision for Federal and State income taxes		18,607
Provision for Federal and State income taxes		4,179
Net income		$ 14,428

See accountant's opinion and notes to financial statements.



21st CENTURY FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	*Paid-in Capital*	*Retained Earnings*	*Total*
Shareholders' equity July 1, 2002	$73,000	$10,625	$57,445	$141,070
Net income	-	-	14,428	14,428
Shareholders' equity June 30, 2003	$73,000	$10,625	$71,873	$155,498

See accountant's opinion and notes to financial statements.



21ST CENTURY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2003

Cash flows from operating activities:		
Net income		$14,428
Gain on sale of securities		(3,660)
Changes in assets and liabilities:		
Increase in commissions receivable	($14,744)	
Increase in prepaid expenses	(1,422)	
Increase in security deposit	(178)	
Increase in accrued expenses	31,581	
Increase in amounts due affiliated company	(15,373)	
Total adjustments		(136)
Net cash provided by operating activities		10,632
Cash flows from investing activities:		
Proceeds from sale of securities		29,660
Cash and cash equivalents at beginning of year		32,139
Cash and cash equivalents at end of year		$72,431

Supplemental Cash Flow Information

Interest paid	$ -
Income taxes paid	$ 8,702

See accountant's opinion and notes to financial statements.



DESCRIPTION OF BUSINESS

21st Century Financial Services, Inc. is a broker-dealer subject to the rules and regulations of the National Association of Securities Dealers (NASD) and Securities Investor Protection Corporation (SIPC). Their place of business is located at 407 East Meadow Avenue, East Meadow, New York 11554.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All of the Company's assets and liabilities are carried at either fair value or amounts which approximate fair value.

Commission income and expenses relating to customer securities transactions are recorded on a trade date basis as securities transactions occur.

The presentation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company maintains cash balances at The First National Bank of Long Island. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. As of June 30, 2003, there were no amounts that exceeded the federally insured limits.

RELATED PARTY TRANSACTIONS

Pursuant to a formal cost sharing arrangement, LCM Marketing Corporation charges the Company a monthly fee for overhead expenses, such as rent and communication. For the year ended June 30, 2003, the Company paid $389,000 to LCM for such arrangement. In addition, the Company made a working capital loan to LCM for $42,373.

INVESTMENTS

As a member of the NASD, the Company purchased 1,500 warrants and subscribed to 2000 shares of the NASDAQ Stock Market, Inc. These warrants expire on June 27, 2006. The 2,000 shares were sold at a gain of $3,660.

CAPITAL STOCK

The authorized, issued and outstanding shares of capital stock at June 30, 2003, were as follows:

Common stock, without par value, authorized, issued and outstanding 200 shares.

NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements, as defined, equal to the greater of one-fifteenth of aggregate indebtedness, as defined, or $25,000. At June 30, 2003 the Company had net capital of approximately $91,603, which exceeded the minimum requirement by approximately $66,603.

INCOME TAXES

The Company provides for income taxes for all transactions that have been recognized in the financial statements, determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "*Accounting for Income Taxes*".

The income tax provision of $4,179 represents current federal taxes of $2,546 and state and local taxes of $1,633.

CUSTOMER TRANSACTIONS

The Company has entered into dealer arrangements with various mutual fund distributors. The Company acts as agent in executing mutual fund transactions on behalf of its customers. The customers are carried on a fully disclosed basis by the various mutual fund complexes.

As an introducing broker, the Company has its customers' securities transactions cleared by a clearing broker pursuant to a clearance agreement.

While the Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the customer accounts introduced by the Company, the clearing broker maintains the responsibility of margining such accounts and determining adequate collateralization.

SCHEDULE I

21ST CENTURY FINANCIAL SERVICES, INC.

NET CAPITAL COMPUTATION

JUNE 30, 2003

Total Assets	$295,988
Less: Liabilities	140,490
Net Equity	155,498
Less: Non-Allowable Assets	63,895
Net Capital	$ 91,603
Percentage of aggregate indebtedness to net capital	153.37%

There are no material differences between the adjusted net capital as reported on this exhibit and the net capital reported on Part IIA of the Focus Report (form X-17a-5)

See accountant's opinion.



LAWRENCE B. GOODMAN & CO., P.A. CERTIFIED PUBLIC ACCOUNTANTS

Lawrence B. Goodman, CPA*
Richard B. Klein
Catherine Marotta, CPA

David J. Goodman, CPA, MST*
William R. Lungren, CPA
Jacqueline M. Shamieh, CPA
*Certified in New Jersey and New York

SCHEDULE II

To The Board of Directors of
21st Century Financial Services, Inc.
407 East Meadow Avenue
East Meadow, New York 11554

In planning and performing our audit of the financial statements of 21st Century Financial Services, Inc. (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

32-16 Broadway ◦ Fair Lawn, N.J. 07410 ◦ Phone (201) 791-8300 ◦ Fax (201) 791-5257

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management of 21st Century Financial Services, Inc., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



Lawrence B. Goodman & Co. P.A.
Certified Public Accountants

Fair Lawn, New Jersey
July 17, 2003

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

21st Century Financial Services [13]

SEC FILE NO. [14]

FIRM ID. NO.

42750 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

407 East Meadow Avenue [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

04/01/03 [24]

AND ENDING (MM/DD/YY)

06/30/03 [25]

East Meadow [21] New York [22] 11554 [23]

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mazziotti [30]

(Area Code)—Telephone No.

(516) 699-0215 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22 day of August ~~19~~ 2003

Manual signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) [signature]

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Lawrence B. Goodman & Co. P.A.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

32-16 Broadway	Fair Lawn	NJ 70	07410
ADDRESS Number and Street	City	State	Zip Code
71	72	73	74

Check One

(X)	Certified Public Accountant	75
( )	Public Accountant	76
( )	Accountant not resident in United States or any of its possessions	77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER 21st Century Financial Services, Inc. N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/03 | 99
SEC FILE NO. | 98
Consolidated | 198
Unconsolidated X | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 72,431	200			$ 72,431	750
2. Receivables from brokers or dealers:						
A. Clearance account	25,515	295				
B. Other		300	$	550	25,515	810
3. Receivables from non-customers	134,147	355	42,373	600	176,520	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 20,100 [130]						
B. At estimated fair value		440	20,100	610	20,100	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	1,422	735	1,422	930
12. TOTAL ASSETS	$ 232,093	540	$ 63,895	740	$ 295,988	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER 21st Century Financial Services, Inc. as of 06/30/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers	140,490	1155		1355	140,490	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 140,490	1230	$	1450	$ 140,490	1760

Ownership Equity

		Total	
21. Sole proprietorship		$	1770
22. Partnership (limited partners $ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		73,000	1792
C. Additional paid-in capital		10,625	1793
D. Retained earnings		71,873	1794
E. Total		155,498	1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 155,498	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 295,988	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER 21st Century Financial Services, Inc.

For the period (MMDDYY) from 04/01/03 [3932] to 06/30/03 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	547,661	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	103	3995
9. Total revenue	$ 547,764	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers	459,560	4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	2,450	4195
15. Other expenses	79,693	4100
16. Total expenses	$ 541,703	4200

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)	$ 6,061	4210
18. Provision for Federal Income taxes (for parent only)	909	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 5,152	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 4,252	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	21st Century Financial Services, Inc.	as of 06/30/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		Y	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)—Exempted by order of the Commission			4580

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER 21st Century Financial Services, Inc. as of 06/30/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 155,498	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			155,498	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 155,498	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 63,895	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(63,895)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 91,603	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 91,603	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER 21st Century Financial Services, Inc. as of 06/30/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)	$	9,371	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	25,000	3760
14.	Excess net capital (line 10 less 13)	$	66,603	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	77,554	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Sub-amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	140,490	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
19.	Total aggregate indebtedness				$	140,490	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	153.37	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	0	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 4600	4601	4602	4603	4604	4605
33 4610	4611	4612	4613	4614	4615
34 4620	4621	4622	4623	4624	4625
35 4630	4631	4632	4633	4634	4635
36 4640	4641	4642	4643	4644	4645
37 4650	4651	4652	4653	4654	4655
38 4660	4661	4662	4663	4664	4665
39 4670	4671	4672	4673	4674	4675
40 4680	4681	4682	4683	4684	4685
41 4690	4691	4692	4693	4694	4695

TOTAL $ 42 N/A 4699

OMIT PENNIES

Instructions: *Detail listing must include the total of items maturing during the six month period following the* report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER 21st Century Financial Services, Inc.

For the period (MMDDYY) from 04/01/03 to 06/30/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item				Amount	Code
1. Balance, beginning of period				$ 150,346	424
A. Net income (loss)				5,152	425
B. Additions (Includes non-conforming capital of	$	4262	)		426
C. Deductions (Includes non-conforming capital of	$	4272	)		427
2. Balance, end of period (From item 1800)				$ 155,498	429

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	430
A. Increases		431
B. Decreases		432
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIE